September 12, 2018

VIA E-mail

Stacy Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC 20006

         Re: TigerShares Trust (the "Trust")
             File Nos. 333-226900, 811-22371

Dear Ms. Fuller:

        On August 17, 2018, you filed a registration statement on Form N-1A on behalf of the
Trust to register the TigerShares China-U.S. Internet Titan ETF (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. Please explain supplementally whether the Fund intends to file an application under Rule
   19b-4 under the Securities Exchange Act of 1934.

2. We note that the registration statement is incomplete. Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items.

Investment Objective, page 1

3. Please revise the wording of the Fund's investment objective so that it reflects the precise language of the exemptive application.

Fees and Expenses, page 1

4. Please submit a completed fee table and expense example.

5. Please confirm supplementally that the Fund will not impose a 12b-1 fee for at least one year from the effective date of the registration statement.
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6. Please confirm that the Fund's fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please remove the waiver from the fee table.

7. Please confirm the fee waiver agreement will be filed as an exhibit to the registration statement.

Principal Investment Strategies, page 2

8. Please provide the Staff with a courtesy copy of the "white paper" or similar documentation that describes the detailed index methodology of the NASDAQ China-U.S. Internet Leaders
   Index pursuant to Rule 418 under the Securities Act of 1933

9. Please disclose when and how frequently the index is reconstituted.

10. Please disclose only those derivatives that the Fund will actually use as part of its principal investment strategy, the specific purposes for which those derivatives will be used and the risk factors associated with the use of those derivatives. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010 and revise the disclosure as appropriate. See also IM Guidance Update
    (No. 2013-05).

Principal Risks, pages 2-7

11. We note that the risks are presented alphabetically. Please consider re-ordering them to provide shareholders with risks most relevant to the Fund and its investments with greater prominence.

China Risk, page 3

12. Please consider expanding the China Risk disclosure to discuss the potential of a US-China trade war.

Flash Crash Risk, page 4

13. With respect to Flash Crash Risk, is there a reason that this risk would be more significant for the Fund rather than other ETFs? Please advise or revise.

Large Shareholder Risk, page 5

14. With respect to Large Shareholder Risk, does the Fund have insight into its potential shareholder base that would suggest that this risk is more likely for the Fund than a typical
    ETF? Please advise or revise.
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New Fund Risk, page 5

15. It is unclear why you have included New Fund Risk as a subcategory of ETF Risk instead of as a standalone risk. Please advise or revise.

Portfolio Managers, page 8

16. Please disclose the month and year of the Fund's inception. See Item 5(b) of Form N-1A.

Depository Receipts Risk, pages 11-12

17. If the Fund will invest in unsponsored ADRs, please add specific principal strategy and risk disclosure to the Fund Summary.
18. Please reconcile the disclosure in this section that "if a particular investment in such ADRs or
    GDRs is deemed illiquid, that investment will be included within the Fund's limitation on investment in illiquid securities" with the statement in the exemptive application that "[a]
    Fund, or its respective Master Fund, will not invest in any Depositary Receipts that an
    Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available."

Fund Management, pages 19-20

19. On page 20, the disclosure states that "[a] discussion regarding the basis for the Board of
    Trustees' approval of the Advisory Agreement with respect to the Fund will be available in the Trust's first report to shareholders." In accordance with Item 10(a)(iii) of Form N-1A, please specify either annual or semi-annual and replace "first" with the period covered by the relevant report. The comment also applies to the disclosure about the Subadvisory
    Agreement.

20. This section discloses the Fund will pay the Adviser 10% of monthly investment income received from the investment of cash collateral and loan fees received from borrowers in respect of securities loans. Please revise the fee table to reflect this fee or explain why it is not necessary.

Index Provider, page 21

21. Please file the sub-licensing agreement between the Fund and the Adviser as an exhibit to the registration statement. See Item 28(h) of Form N-1A.
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SAI

Investment Policies and Restrictions, pages 2-3

22. We are unable to locate disclosure relating to the Fund's fundamental policy on concentration, as required by Section 8(b)(1)(B) of the Investment Company Act of 1940.
    Please advise or revise.

China A-Shares, pages 20-21

23. Please explain the "Connect Program" in the summary prospectus.

Part C   Item 35. Undertakings


24. It is unclear why you have not included the undertaking required for initial registration statements filed under the Securities Act by Item 35 of Form N-1A. Please advise or revise.

Financial Statements, Exhibits, and Other Information

25. Please note that any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

26. Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.


                    *******************************

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
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         Should you have any questions regarding this letter, please contact me at (202) 551-
6751.

                                                    Sincerely,

                                                    /s/ Alison White

                                                    Alison White
                                                    Senior Counsel